GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.407.4990 gcaruso@loeb.com

Via Edgar

November 8, 2023

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Tim Buchmiller
Dillon Hagius Ibolya Ignat Kevin Vaughn

Re:	Redwoods Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed October 17, 2023 File No. 333-273748

Dear Mr. Buchmiller:

On behalf of our client, Redwoods Acquisition Corp. (“Redwoods” or the “Company”), we hereby provide a response to the comments issued in a letter dated October 30, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-4 that was filed by the Company on October 17, 2023 (the “Amended Registration Statement No. 1”). Concurrently with the submission of this letter, the Company is filing an amendment to the Amended Registration Statement No.1 (the “Amended Registration Statement No. 2”) via EDGAR for review in accordance with the procedures of the Securities and Exchange Commission.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement No.2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Amendment No. 1 to Registration Statement on Form S-4

Questions And Answers About The Proposals

Following the business combination, what will be the Combined Company's liquidity position?, page vii

1.	We note your response to comment 2 and re-issue in part. Please provide disclosure in the Summary of the Proxy Statement/Prospectus to include a discussion of the Combined Company’s liquidity position following the Business Combination. Ensure this disclosure describes and quantifies the payments required to be made by the Combined Company following the Business Combination, including transaction expenses, as well as any other debt obligations of the Combined Company.

Response: The Company has revised the disclosure on pages vii and 8 in accordance with the Staff’s comment.

2.	We note your response to comment 2. Please revise this Q&A to disclose your liquidity position if there are maximum redemptions. This discussion should account for your estimated transaction expenses.

Response: The Company has revised the disclosure on page vii and 8 in accordance with the Staff’s comment.

What equity stake will current Redwoods stockholders and ANEW stockholders hold in the Combined Company, page viii

3.	We note your response to comment 6 and re-issue in part. Please revise this table and all other related tables to:

●	separately show the public rights issued from the private rights issued;
●	identify the related party to whom shares are to be issued;
●	address any potential dilution that may result from Section 5.18 of the Business Combination Agreement; and

●	show the ownership on a percentage basis of the various groups listed under “Dominator” in the table based on the assumptions shown in the headings to the table.

Response: The Company has revised the disclosure on pages viii, 8, 45, 63, 153 and 158 in accordance with the Staff’s comment.

Interests of Certain Persons in the Business Combination, page 10

4.	We note your response to comment 22 and re-issue. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the disclosure on pages xiii, xiv and 74 in accordance with the Staff’s comment.

Risk Factors

Redwoods' stockholders will experience dilution as a consequence of, among other transactions, the issuance of Redwood Common Stock, page 44

5.	We note your response to comment 26 and re-issue in part. Please revise the table on page 44 to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination, including the amount of equity held by founders.

Response: The Company has revised the disclosure on page 45 in accordance with the Staff’s comment.

Redemption Rights, page 58

6.	We note your response to comment 30 and re-issue. Your disclosure on page 58 states, “holders of public shares may seek to redeem their shares for cash, regardless of whether such holders vote for or against the business combination proposal[,]” whereas your disclosure on page 81 states investors “will be entitled to receive cash for these shares only if you affirmatively vote ‘for’ or ‘against’ the business combination proposal[.]” Please reconcile.

Response: The Company has revised the disclosure on page 84 in accordance with the Staff’s comment.

Background of Redwoods' and ANEW's Financial Advisor, page 72

7.	We note your response to comment 38 and re-issue in part. Please provide the basis for your statement on page 71 that “the market of generic drugs targeting diseases like Alzheimer’s disease and Parkinson disease was valued at $416.06 billion in 2022, and is expected to grow at a CAGR of 6.51% to 2028” or remove this statement from the filing.

Response: The Company has deleted the statement referenced by the Staff’s comment.

8.	We note your response to comment 39 and re-issue in part. Please explain the basis for the statement on Page 71 that ANEW is “compliance ready” because it is “currently trading on the OTC Markets.” Additionally, please disclose ANEW’s most recent trading price, specify the OTC trading market on which it currently trades, and clarify which filings are “up to date.”

Response: The Company has revised the disclosure on pages 2 and 73 in accordance with the Staff’s comment.

9.	We note your response to comments 42 and 43. Please clearly disclose in the Q&A and Summary of the Proxy Statement/Prospectus that Chardan was an underwriter of the Redwoods IPO and was retained as the M&A and capital markets advisor to both Redwoods and ANEW in connection with the Transactions and quantify the aggregate fees payable to Chardan that are contingent on completion of the business combination. Ensure that this potential conflict of interest is also mentioned and clarify those risks to investors.

Response: The Company has revised the disclosure on pages xiii, xiv, 13, 55, 82 and 83 in accordance with the Staff’s comment.

Proposal No. 4 - The Incentive Plan Proposal, page 86

10.	We note that in response to prior comment 45 you have removed the disclosure that had appeared under “Repricing” in this section. Please tell us how the removal of that disclosure is consistent with provisions in the last sentence of Section 5.9 of the 2023 Incentive Plan included as Annex G. If the combined company’s board of directors may, without the approval of stockholders, reprice options or SARs, please include appropriate disclosure regarding these repricing provisions which could occur without stockholder approval, including whether proxy advisory firms could find any such repricings without stockholder approval contrary to a performance-based pay philosophy.

Response: The Company has revised Section 5.9 of the Incentive Plan in Appendix G to remove the repricing language indicated by the Staff.

Our Research Pipeline, page 121

11.	We note your response to comment 48 and the inclusion of your pipeline table on page 122. We note you have presented ANEW’s anticipated clinical trials as being Phase I/II and Phase II/III for all product candidates. We note, however, your disclosure on page 134 that clinical trials are typically conducted in three sequential phases, and your disclosure on page 124, that within the next year, ANEW plans to complete the animal toxicology package for AMI-202 and the submission of an Investigational New Drug application (IND) to the FDA for permission to start the first-in-human Phase I “Compassionate Use” study of AMI-202 in late-stage ALS patients. Given this disclosure, please revise the pipeline table to show separate columns for each of the three phases of the anticipated clinical trials or disclose why ANEW believes it will be able to conduct combined trials for each product candidate. Additionally, ensure that any product candidate mentioned in this pipeline table is discussed in the “Information About Anew” section, or remove the product candidate from the pipeline table.

Response: The Company has revised the disclosure on pages 124 and 125 in accordance with the Staff’s comment.

12.	We note your response to comment 53. As it concerns your gene therapy product candidates, please clarify whether you have submitted an IND Application to the FDA.

Response: The Company has revised the disclosure on page 126 in accordance with the Staff’s comment.

13.	We note your disclosure that ANEW’s primary focus for 2024 and 2025 is the advancement of a portfolio of product candidates that includes cardiovascular diseases and dermal diseases. Given that your product pipeline does not appear to include potential indications for those diseases, please revise your disclosure to clarify how those indications will be pursued in 2024 and 2025.

Response: The Company has revised the disclosure on pages 124 and 126 to remove references to cardiovascular diseases and dermal diseases.

Cell and Gene Therapy - a-Klotho gene, page 122

14.	We note your response to comment 56 and re-issue in part. While you have provided several examples of the “[s]everal hundred publications in major scientific journals [that] support the continued research of Klotho protein[,]” it is not clear how these named and unnamed studies support the claims you make in this section. Please specify why you believe each of these publications support the claims you make in this section, including whether each of these studies concerned pre-clinical stage or clinical stage research, or remove this statement from the filing.

Response: The Company has revised the disclosure on page 124 to remove the referenced paragraph.

15.	We note your response to comment 57 and re-issue as it concerns AMI-202 (AAVmyo- Des-sKL). Please clarify if AMI-202 is dependent on the patented RNA splicing variant.

Response: The Company has revised the disclosure on page 126 in accordance with the Staff’s comment.

Management After The Business Combination, page 142

16.	We note your response to comment 40, specifically that Dr. Rodriguez will serve as Chief Scientific Advisor to the Combined Company on a consulting basis. Please revise the table on the top of this page to include Dr. Rodriguez. Refer to Item 401(c) of Regulation S-K. If there is a written agreement underlying this arrangement, please file it as an exhibit and disclose the material terms of the agreement in an appropriate section of the registration statement.

Response: The Company has revised the disclosure on page 144 and 145 in accordance with the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 150

17.	Please address the following regarding your response to prior comment 67:

●	As previously requested, revise to clarify the extent to which you have a minimum cash condition for completing the merger.

●	Based on your disclosure of Scenario 2, you assume “...that 100% of Redwoods public stockholders holding 5,396,650 shares of Redwoods common stock will exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $10.47 per share as of June 30, 2023.” You disclose the following on page 156: “...if suitable terms for a PIPE financing cannot be reached, there is a probability the merger will no longer be completed due to insufficient cash.” You also disclose the following on page 163:” Assuming the maximum redemption of Redwood shares, and no additional funding is received, the Combined Company is expected to have approximately ($11.1) million of cash on its balance sheet after Closing. The cash deficit of $11.1 million will be paid by a combination of new financing and funds not redeemed by the redeeming shareholders. There is no commitment for new financing, or any funds not redeemed by the redeeming shareholders.” Revise to present a pro forma scenario depicting the maximum level of redemptions assuming no additional funding at which the merger is still probable of completion.

Response: The Company has revised the disclosure on pages 153 and 165 in accordance with the Staff’s comment.

Description of Securities, page 165

18.	We note your revised disclosure in response to comment 73, however, we continue to note that you disclose that the second amended and restated certificate of incorporation will authorize the issuance of 1 million shares of preferred stock. Please revise so that this disclosure reconciles to the information set forth in Annex B which indicates 10 million shares of preferred stock will be authorized.

Response: The Company has revised the disclosure on page 168 to correctly reflect the number of authorized preferred shares.

Comparison of Stockholder Rights, page 171

19.	We note your disclosure on page 171 that the Combined Company will have a single class of directors. Please tell us how this reconciles to Article V.5 of Annex B. As requested by prior comment 64, if the Combined Company will have a classified board, please describe the classified board provisions in this section and identify which class each director will belong to and when each class’s term will expire.

Response: The Company has eliminated the classified board from the amended and restated certificate of incorporation.

General

20.	We note your response to comment 85 and re-issue. Please tell us, with a view to disclosure, whether you have received notice from Chardan about ceasing involvement in the transaction and how that may impact the deal or the deferred underwriting compensation owed to it for the SPAC’s initial public offering and other advisory services. If you have not received this notice from Chardan, please so affirmatively state in correspondence.

Response: The Company has revised the disclosure on page 74 in accordance with the Staff’s comment.

21.	We note that you filed a preliminary proxy on Schedule 14A on October 16, 2023 which concerns, among other things, the Extension Amendment Proposal. Please ensure that your amended S-4 addresses the results of any proxy vote connected to this Proposal and any resulting shareholder redemptions.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the special meeting relating to the proposed extension will be held on November 13, 2023. The Company will include the appropriate disclosure regarding the extension in a subsequent amendment of the Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner